July 28, 2010

David A. Levin, President
Casual Male Retail Group, Inc.
555 Turnpike Street
Canton, MA 02021

RE: **Casual Male Retail Group, Inc.**
Form 10-K for Fiscal Year Ended January 30, 2010
Filed March 19, 2010 and amended June 1, 2010;
DEF14A for Annual Meeting on August 5, 2010
Filed June 24, 2010
File No. 1-34219

Dear Mr. Levin:

We have reviewed your response filed July 20, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Schedule 14A

Senior Executives, page 19

1. We reissue comment four from our letter dated July 6, 2010. We note that the Annual Incentive Plan had a target based upon EBITDA. We also note that the Long Term Incentive Plan is based upon targets of EBITDA and operating margin, which are set annually. The company, however, has not provided quantitative disclosure of these targets. In future filings, please disclose the specific performance targets used to determine incentive amounts, or provide in your response letter a more detailed analysis as to how disclosure would cause competitive harm, given that disclosure would occur only after the time period for each target has passed and actual company results are known. To the extent that you will disclose the performance targets in future filings, please provide us with your proposed draft disclosure.

David A. Levin
Casual Male Retail Group, Inc.
July 28, 2010
Page 2

Please contact Janice McGuirk, examiner at (202) 551-3395 or Pam Howell, legal reviewer, at (202) 551-3357 with any questions.

Sincerely,

John Reynolds,
Assistant Director

cc: via fax (781) 828-3221